UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42715

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Kandal M Venture Limited

(Registrant’s Name)

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Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia
+855-23425205
(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Extraordinary General Meeting of Shareholders

In connection with the extraordinary general meeting of shareholders of Kandal M Venture Limited (the “Company”) scheduled to be held on July 9, 2026 (the “EGM”), the board of directors of the Company (the “Board”) determined to postpone the EGM until further notice as the Board determined it necessary to adjust the proposal set out in the notice of EGM dated June 16, 2026. Prior to the scheduled time for the EGM, the Company posted a notice informing shareholders of the postponement of the EGM on its corporate website, pursuant to the second amended and restated articles of association of the Company and the text of such notice is attached hereto as Exhibit 99.1. A copy of the availability of the same will also be sent to the shareholders.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Notice of Postponement of EGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kandal M Venture Limited
Date: July 7, 2026	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board and Director